SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2003
DIVISION OF MARKET REGULATION

A19 3/11/03

UN
SECURITIES AND
Washington, D.C. 20549

03014085

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SEC FILE NUMBER
8- 52300

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FALKENBERG CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Cherry Street, Suite 1108
(No. and Street)

Denver | CO | 80246
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name — *if individual, state last, first, middle name*)

600 South Cherry Street, Suite 815 | Denver | CO | 80246
(Address) | (City) | (State) | Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Falkenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falkenberg Capital Corporation, as of December 31, XX 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Susan M. Cook

Notary Public

State of Colorado

My Commission expires 1/25/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2002 and 2001
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

We have audited the accompanying statements of financial condition of Falkenberg Capital Corporation (an S corporation) as of December 31, 2002 and 2001, and the related statements of income, retained earnings and cash flows for the years then ended which you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Falkenberg Capital Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 5, 2003

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2002	DECEMBER 31, 2001
CURRENT ASSETS:		
Cash	$ 166,465	$ 313,641
Receivable from brokerage firm	-	59,059
Due from officer	50,000	-
Other	4,904	6,486
Total Current Assets	221,369	379,186
PROPERTY AND EQUIPMENT, at cost		
Office equipment	68,643	71,494
Furniture	53,207	53,207
Leasehold improvements	-	1,936
	121,850	126,637
Less accumulated depreciation and amortization	108,820	104,494
	13,030	22,143
OTHER ASSET:		
Deposits	1,245	1,245
	$ 235,644	$ 402,574

See accompanying notes to financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

	DECEMBER 31,			
	2002		2001	
CURRENT LIABILITIES:				
Accounts payable	$	14,471	$	14,815
Accrued expenses		37,865		8,100
Total Current Liabilities		52,336		22,915
COMMITMENT (Note 5)				
STOCKHOLDER'S EQUITY:				
Common stock, no par value; authorized 10,000 shares, 1,000 shares issued and outstanding		1,250		1,250
Retained earnings		182,058		378,409
		183,308		379,659
	$	235,644	$	402,574

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31, 2002	YEARS ENDED DECEMBER 31, 2001
REVENUES:		
Advisory services	$ 2,013,231	$ 4,105,405
Interest and dividends	5,693	17,830
Realized gain on marketable securities	-	27,211
	2,018,924	4,150,446
OPERATING EXPENSES:		
Salaries and commissions	1,081,315	1,039,394
Travel and entertainment	97,500	110,347
Office rent	62,533	63,249
Retirement contributions	52,768	57,620
Payroll taxes	45,279	45,461
Insurance	29,007	28,773
Advertising	22,195	16,560
Miscellaneous	19,564	25,171
Legal and professional fees	17,789	34,813
Telephone	16,796	17,902
Dues and subscriptions	12,144	10,536
Depreciation and amortization	12,020	28,694
Office expense	11,607	14,877
Conventions and seminars	9,758	11,520
	1,490,275	1,504,917
NET INCOME	$ 528,649	$ 2,645,529

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2002 AND 2001

Balance at January 1, 2001	$	458,837
Net income		2,645,529
Dividend distributions		(2,725,957)
Balance at December 31, 2001		378,409
Net income		528,649
Dividend distributions		(725,000)
Balance at December 31, 2002	$	182,058

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2002	YEARS ENDED DECEMBER 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 528,649	$ 2,645,529
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation and amortization	12,020	28,694
Securities received in lieu of cash	-	(59,059)
Realized gain on marketable securities	-	(27,211)
Loss from abandonment of property and equipment	5,496	-
Increase (decrease) in cash resulting from change in:		
Receivable from brokerage firm	59,059	(59,059)
Due from officer	(50,000)	-
Other current assets	1,582	(1,329)
Accounts payable	(344)	467
Accrued expenses	29,765	3,539
NET CASH PROVIDED BY OPERATING ACTIVITIES	586,227	2,531,571
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(8,403)	(44,607)
Proceeds from sale of marketable securities	-	59,059
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	(8,403)	14,452
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend distributions	(725,000)	(2,605,000)
NET CASH USED FOR FINANCING ACTIVITIES	(725,000)	(2,605,000)
NET DECREASE IN CASH	(147,176)	(58,977)
CASH AT BEGINNING OF YEAR	313,641	372,618
CASH AT END OF YEAR	$ 166,465	$ 313,641
NON-CASH ACTIVITES:		
Distribution of marketable securities (Note 2)	$ -	$ 120,957

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1. Summary of Significant Accounting Policies

Organization

Falkenberg Capital Corporation (an "S" corporation) provides merger and acquisition and corporate finance services, exclusively in the United States, to companies engaged in the telecommunications and media industries.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to eight years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the shareholder in his individual return.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Marketable Securities

All marketable securities are defined as trading securities and are recorded at market value. During 2001, marketable securities were distributed to the shareholder. A realized gain of approximately $27,000 was recognized in conjunction with the distribution.

3. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived approximately 78% of total revenue from two clients in 2002 and 2001. Four distinct clients were the source of these revenues.

4. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000. At December 31, 2002, the Company's net capital was $113,979.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

5. Commitment

Lease Commitment

The Company incurred rental expense of $62,533 in 2002 and $63,249 in 2001 under a non-cancelable operating lease agreement for office space. Future minimum lease payments under this lease through January 2006 are:

2003	$ 60,458
2004	61,864
2005	63,270
2006	5,273
	$190,865

FALKENBERG CAPITAL CORPORATION

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2002

STOCKHOLDER'S EQUITY	$ 183,308
DEDUCTIONS:	
Non-allowable assets	(69,329)
NET CAPITAL	$ 113,979
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 52,336
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.459:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing.

FALKENBERG CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k)(2)(i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

600 S. Cherry Street, Suite 815
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894

February 5, 2003

To The Stockholder
Falkenberg Capital Corporation
Denver, Colorado

In planning and performing our audit of the financial statements of Falkenberg Capital Corporation for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Falkenberg Capital Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by Falkenberg Capital Corporation in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants